Exhibit I(15)

ROPES & GRAY LLP ONE INTERNATIONAL PLACE BOSTON, MA 02110-2624 WWW.ROPESGRAY.COM

March 31, 2010

MassMutual Select Funds

1295 State Street

Springfield, MA 01111

Ladies and Gentlemen:

We are furnishing this opinion in connection with the filing of Post-Effective Amendment No. 51 (the “Amendment”) to the Registration Statement on Form N-1A (the “Registration Statement”) under the Securities Act of 1933, as amended, by MassMutual Select Funds (the “Trust”) for the registration of an indefinite number of Class A, Class L, Class N, Class S, and Class Y shares of beneficial interest (the “Shares”) of the Trust’s MassMutual Select Destination Retirement 2015 Fund series, MassMutual Select Destination Retirement 2025 Fund series, MassMutual Select Destination Retirement 2035 Fund series, and MassMutual Select Destination Retirement 2045 Fund series (each, a “Fund” and, collectively, the “Funds”).

We are familiar with the actions taken by the Trust’s Trustees to authorize the issuance of the Shares. We have examined copies of the votes of the Trust’s Trustees, the Trust’s Agreement and Declaration of Trust, as amended, and Bylaws, each as certified to us by an Assistant Secretary of the Trust. We have also examined such other documents as we have considered necessary for the purpose of this opinion.

We assume that, upon sale of the Shares, the Trust will receive the net asset value thereof.

Based upon and subject to the foregoing, we are of the opinion that:

1.	The Trust has been duly organized and is a validly existing unincorporated association under and by virtue of the laws of The Commonwealth of Massachusetts; and

2.	The Trust is authorized to issue an unlimited number of Class A, Class L, Class N, Class S, and Class Y Shares of each Fund and, when such Shares have been duly issued and sold, they will be validly issued, fully paid, and nonassessable by the Trust.

The Trust is an entity of the type commonly known as a “Massachusetts business trust.” Under Massachusetts law, shareholders could, under certain circumstances, be held personally liable for the obligations of the Trust. However, the Agreement and Declaration of Trust disclaims shareholder liability for obligations of the Trust and requires that notice of such disclaimer be given in every note, bond, contract, instrument, writing, certificate, or undertaking made or issued by the

MassMutual Select Funds	- 2 -	March 31, 2010

Trustees or any officers or officer of the Trust. The Agreement and Declaration of Trust provides for allocation of the assets and liabilities of the Trust among its portfolio series, and further provides that in the event that any shareholder or former shareholder is held to be personally liable solely by reason of his or her being or having been a shareholder and not because of his or her acts or omissions or for some other reason, the shareholder or former shareholder shall be entitled to be held harmless from and indemnified against all loss and expense arising from such liability, but only out of the assets of the particular series of shares of which he or she is or was a shareholder. Thus, the risk of a shareholder’s incurring financial loss on account of shareholder liability should be limited to circumstances in which the portfolio series itself would be unable to meet its obligations.

We consent to the filing of this opinion as an exhibit to the Registration Statement.

Very truly yours,

/s/ ROPES & GRAY LLP

Ropes & Gray LLP